UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Extraordinary General Shareholders Meeting

On March 21, 2025, at 10:00 A.M., Singapore time (March 20, 2025 at 10:00 P.M., Eastern Time), WEBUY GLOBAL LTD (the “Company”) held an extraordinary general shareholder meeting (the “EGM”) at its executive office 35 Tampines Street 92 Singapore 528880. Holders 4,773,664 Class A ordinary shares and 21,395,400 Class B ordinary shares of the Company were present in person or by proxy at the EGM, representing 61.95% of the 72,270,053 Class A ordinary shares and 100% of the 21,395,400 Class B ordinary shares issued and outstanding (or 76.41% of the total voting power) as of the record date of February 28, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the EGM as of the record date. All matters voted on at the EGM were approved as recommended by the Board of Directors of the Company and were approved at the EGM. The final voting results, by combined voting power of Class A and Class B ordinary shares, for each matter submitted to a vote of shareholders at the meeting, are as follows:

		For	Against	Abstain
Proposal 1: By an ordinary resolution, to approve:

(A)	a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.0000154 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.0000154 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of one (1)-for-three (3), with immediate effect upon the passing of these resolutions (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each;	218,264,792	377,800	85,072

(B)	immediately following the Share Consolidation becoming effective, the authorized but unissued share capital of the Company be diminished by US$0.0000308 by the cancellation of the 0.6̅6̅6 authorized but unissued class B ordinary shares with par value of US$0.0000462 each in the capital of the Company (the “Diminution”, together with the Share Consolidation, the “Change of Share Capital”) such that immediately following the Diminution, the authorized share capital of the Company will be US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666 class B ordinary shares of a par value of US$0.0000462 each; and

(C)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the board of directors (the “Board”) of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Change of Share Capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Change of Share Capital.

Proposal 2: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of proposal one.		218,286,604	372,159	68,901

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: March 21, 2025	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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